United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	83

2

Vale Day New York 2018

2 “This presentation may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. Al forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements wil prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especial y Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may dif er material y from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results dif erent from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economical y and legal y extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml. The information contained in this presentation includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures dif er from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable efforts. ” Disclaimer

3 Vale will generate more value for shareholders than its global mining peers Vale Day 2017 Share price variation (Dec17 = 100), in % Vale Peer Peer Peer 1 3 2 128 113 101 88 100 Dec-18 Dec-17 Mar-18 Jun-18 Sep-18 Source: Bloomberg, last updated on December 3rd, 2018.

4 = Lower winter cuts Lower steel prices in the short term Global average HRC prices, in US$/t 750 • c.30% in 2017 • c.20% in 2018 500 Jan-18 Apr-18 Jul-18 Oct-18 Source: Bloomberg, last updated on December 3rd, 2018.

5 Iron ore is trading within the expected price range 62% Fe reference price, in US$/t 85 80 75 70 65 60 55 50 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Source: Platts, last updated on December 4th, 2018. Max: US$ 80/t Min: US$ 60/t

6 Sustainability Leading the future Unlocking value in in Iron Ore Coal Value and optionality in Base Metals Rewards of the strategy

7 Sustainability

8 Vale: becoming a reference Efficient and in sustainability... Quality products Engagement with society sustainable mining S11D Truckless Dry processing High grade iron ore with less CO2 emissions Positive social legacy Forest reserve reforestation and Mining 4.0 Nickel and cobalt for EV batteries Health & Safety

9 ...with recognition for its ongoing commitment 7 consecutive ISE Included in the 2019 Corporate Sustainability Index of the Brazilian Stock Exchange years Top 3 out of 40+ companies in the extractive industry World Corporate Human Rights Benchmark 2018 UN Global Compact LEAD Only ranked company from the Metals & Mining sector

10 US$ 1.3 billion1 in Renova Foundation has invested environmental and social programs Environment recovery Resettlement Indemnification 113 tributaries rehabilitated 400+ families 25,000 people financial aid 800 hectares reforested US$ 350 million1 compensation 1 Until October 2018, FX BRL/USD of 3.50.

13 Flight to quality is definitive, strvbuctural and global Capacity cuts Pollution control

14 Vale is the main supplier of green ore High grade vs. low grade ore¹ High grade vs. low grade ore¹ -17% -17% -16% -16% CO2 emissions CO2 emissions Particulate emissions Particulate emissions -10% -8% -10% -8% NOx emissions SOx emissions NOx emissions SOx emissions ¹ Vale’s high grade ore average (63,4%) vs. low grade (58%).

15 Quality imbalance supports the flight to quality Depletion mines of Credits: left side pictvbure by Dario Zalis/Vale

16 Strong steel demand along with capacity cuts has required higher productivity... World capacity utilization, in % 76% 2015 2016 2017 2018 YTD Source: WSA. From August/2018, WSA stopped reporting capacity utilization figures, since then it is based on OECD capacity fi gures. Last updated with October/2018 data. 73% 70%70vb%

17 ...also resulting in higher steel prices on Global average HRC prices, in US$/t a worldwide basis 707 Monthly data Yearly average Jan-15 Jan-16 Jan-17 Jan-18 Source: Bloomberg, HRC Prices for China, USA and North Europe. Last updated on December 3rd, 2018. 411 462 595 vb

18 Pellet Pellet demand will grow significantly, creating value accretive opportunities Main market opportunities demand¹, in Mt Seaborne • • • Middle East and Africa (direct China (blast furnace) reduction) +33% 602 Europe and others (blast furnace and alternative technologies) 2014 - 2017 ¹ Source: CRU and Vale estimates. 201vb8 2025E 514 452 144 116 106

19 Planned replacement of Australian ore amplifies quality-wise supply imbalance... Tonnage depletion until 2025 Additions until 2025 - + 227 Mt¹ 0.075% 0.41% 251 Mt¹ 0.095% 0.51% ¹ Seaborne excluding Brazil. Source: Vale database, info is based on marketing rounds with technical consultants. Al/Si P Al/Si P

20 ...resulting in an increase in alumina differentials over time Alumina differential for 1.0% to 2.5%, in US$ per %¹ Products differential to the 62% Fe, in US$ per ton² BRBF Jimblebar MAC Pilbara 8 6 4 2 0 -2 -4 -6 -8 -10 -12 6.94 2016 1H17 2H17 1H18 2H18 YTD Dec-17 Apr-18 Aug-18 ¹ Source: Platts, last updated on November 21st, 2018. ² Source: Argus, last updated on November 22nd, 2018. 2.82 1.78 0.340.67

21 Vale has successfully implemented a differentiation strategy IOCJ Pellets BRBF SFLA Market reference for Comprehensive portfolio of pellets Market reference for Ultra low alumina high feed grade sinter low alumina feed sinter high feed grade sinter suited to needs all market Note: Iron Ore Carajás Fines (IOCJ), Brazilian Blend Fines (BRBF) and Sinter Feed Low Alumina (SFLA).

22 Vale invested US$ 20 billion to be where it is today

23 S11D consolidated Vale as a premium producer S11D production volumes, in Mtpy 90 Investments totaling US$ 14.3 bi 2017 2018E 2019E 2020E 70 - 80 ~55 22

24 Itabiritos projects also improved quality... Itabiritos projects volume, in Mtpy Sinter feed (65.8% Fe) Pellet feed (68.6% Fe) Investments totaling US$ 4.8 bi Pe lle t fe ed (6 8.6% Fe ) Sinter f eed (6 5.8% Fe ) 52 13

25 ...and enabled the pellet production increase Installed pellet capacity, in Mtpy Investments totaling US$ 1.4 bi 2013 Tubarão I / II / VIII São Luís 2020 65 44 14 8

26 Supply chain: complexity turned into flexibility 4 integrated production systems in Brazil 3 railroads 4 loading ports 22 mines and 1 waterway 13 pelletizing plants 11 in Brazil 2 in Oman 17 blending sites 16 in China 1 in Malaysia

27 Partnerships in China: key for flexibility 16 in ports China

28 Vale invested over US$ 20 bi in premium products Share of premium products¹, in % Share of premium products¹, in % 81% 81% 53% 53% 2015 2016 2017 2018E 2015 2016 2017 2018E ¹ Premium products: Pellets, IOCJ, BRBF, pellet feed and SFLA.

29 High return brownfields and bolt-on acquisition Share of premium products¹, in % Southeastern System 20 Mt pellet feed Gelado pellet feed recovery Northern System 240 Mt 95% 81% Oman pellets expansion Malaysia DC expansion Bolt-on acquisition 53% 2015 2016 2017 2018E 2019E 2020E 2021E 2022E ¹ Premium products: Pellets, IOCJ, BRBF, pellet feed and SFLA.

30 Vale is building its future by expanding S11D to 100 Mt and Northern System logistics to 240 Mt... Capex of ~US$ 770 million Capex of ~US$ 770 million Start-up 2022 Start-up 2022 Reduction in C1 cost Vale’s average Reduction in Vale’s C1 cost average Increase in price realization Increase in price realization

31

...transforming tailings into high Fe content products (Gelado project)...

- High quality product
- Start-up 2H21
- Up to 10 Mtpy of pellet feed
- Net investments[1] ~US$ 270 million
- C1 cost US$ 3.5/t lower than Northern System average[2]



- High quality product
- Start-up 2H21
- Up to 10 Mtpy of pellet feed
- Net investments[1] ~US$ 270 million
- C1 cost US$ 3.5/t lower than Northern System average[2]

[1] Considers US$ 160 million of avoided sustaining investment.
[2] Carajás (Northern range), excluding S11D.

32 ...increasing high grade/low alumina pellet feed production in the Southeastern System... Pellet feed production, in Mtpy Investments US$ 820 million Process optimization 20 Mtpy in 5 years Fe content reduction in tailings Recovery & concentration of tailings 2020 2021 2022 2023 Long term 2 Mtpy

33

...expanding the production of direct reduction pellets in Oman...

- Capex US$ ~30 million
- Start-up 2H20
- + 2 Mtpy
- Boosting productivity in using IOCJ
- Strengthening presence in the Middle East



- Capex US$ ~30 million
- Start-up 2H20
- + 2 Mtpy
- Boosting productivity in using IOCJ
- Strengthening presence in the Middle East

34 ...and expanding Vale’s Malaysia distribution center to reach new markets and reduce costs Additional 10 Mtpy Additional 10 Mtpy Start-up 1H22 Start-up 1H22 Cost reduction Cost reduction Capex of ~US$ 130 million Capex of ~US$ 130 million New markets in Southeast Asia / India New markets in Southeast Asia / India

35 Vale consolidates its leadership and its value over volume approach Share of premium products¹, in % Iron ore production volumes², in Mtpy Main premium products: Nominal capacity 95% • • • • • Pellets Iron Ore Carajás Fines (IOCJ) Brazilian Blend Fines (BRBF) Pellet feed 81% Sinter Feed Low Alumina (SFLA) 2018E 2019E 2020E 2021E 2022E 2018E 2019E 2020E 2023E ¹ Premium products: Pellets, IOCJ, BRBF, pellet feed and SFLA. 2 Including third party purchases, run-of-mine and feed for pelletizing plant. ~400 ~400 ~400 ~390 450

36 Vale: competitive beyond quality

37 C1 costs to reduce further: S11D ramp-up and productivity (technological initiatives & cost management) Gains, in US$/t Gains, in US$/t 2018E 2019E - 2023E Total 2018E 2019E - 2023E Total Note: Based on 2H18 numbers, IODEX 62% Fe of US$ 68.0/t, FX BRL/USD of 3.96 and bunker prices of US$ 466.0/t. 2.2 - 3.2 1.2 2.2 - 3.2 1.2 1.0 - 2.0 1.0 - 2.0

38 Secured long term contracts support Vale’s freight competitiveness Volumes, in Mtpy Guaibamax Valemax 1G and 2G 2018E 2019E 2020E 2021E 2022E 2023E 60-65 55-60 50-55 25-30 105-115 105-115 105-115 105-115 90-100 65-70 Valemax 1G 35 operating 2nd Valemax 2G 18/32 operating 47 Guaíbamax under construction

39 Vale US$/t is ahead of compliance with ~100% of long-term contracts with scrubbers the new IMO regulation while obtaining US$/t a net freight reduction ~100% of long-term contracts with scrubbers 2.0 2.0 1.8 1.8 0.4 0.4 Scrubbers3 Scrubbers3 Freight cost 2018E Maritime Valemax 2G Other initiatives Freight cost 2023E Freight cost 2018E Maritime Valemax 2G Other initiatives Freight cost 2023E diesel and diesel and adjustment1Guaíbamax 2 adjustment1Guaíbamax 2 ¹ Based on ~US$ 190/t spread between 2023 low sulphur and 2018 high sulphur. 2 Based on ~110 Mt new shipping capacity for Valemax 2G and Guaíibamax. 3 Vessels with scrubbers will still be allowed to consume High Sulphur Fuel Oil. 18.3 17.7 18.3 17.7 3.6 3.6

40 Commercial initiatives will continue to boost price realization on top of a better product mix Positive impact on price realization, in US$/t Positive impact on price realization, in US$/t MB62 LA MB62 LA Launch ~10.0 Launch ~10.0 - 12.0 - 12.5 12.0 12.5 MB65 Launch MB65 Launch 5.4 5.4 3.2 3.2 3.3 3.3 2019E1 2019E 1 2015 2016 2017 2018E 2015 2016 2017 2018E ¹ Depending on market conditions.

41 Competitiveness initiatives will increase Ferrous Minerals EBITDA up to US$ 5.0/t by 2023... EBITDA/t gains by 2023E, in US$/t 2.5 - 3.0 3.5 - 5.0 The US$ 3.5 - 5.0/t gain will come on top of the US$ 3.0/t already captured in 2017 and 2018 C1 (S11D and productivity) Supply chain and price realization1 Total 2023E ¹ Includes freight. 1.0 - 2.0

42 …translating into a total annual Ferrous Minerals EBITDA/t of up to US$ 47 by 2023 Normalized EBITDA/t (price, FX and bunker), in US$/t 44-47 38 36 35 2H14 2H15 2H16 2H17 2H18 E 2H23 E Note: Based on 2H18 numbers: IODEX 62% Fe of US$ 68.0/t, FX BRL/USD of 3.96 and bunker prices of US$ 466.0/t. 39-40 3737 3334 24

43 Unlocking value in Coal

44 The conclusion of Moatize ramp-up is based on three pillars... Capacity Mine productivity Yield • • • Infrastructure Mine equipment Development of mining sections • Knowledge transfer local workforce to • • Buffer stockpile Interconnection of the 2 plants Equipment debottlenecking Process control • Maintenance department restructuring new • • In parallel, an extensive complementary drilling program is being carried out

45 ...which create the basis for a sustainable and reliable ramp-up... Production volume, in Mtpy 2018E 2019E 2020E 2021E 2022E 2023E 20 20 20 18 14 12

46 ...leading to a significant cost reduction Proforma cost, 125 in US$/t Net Nacala tariff 1 operational costs 2 Pro-forma 114 104 94 87 83 2018E 2019E 2020E 2021E 2022E 2023E ¹ Composed of investments, working capital, debt service, amortization, ² Includes mine, plant, railway and port, excluding royalties. taxes and others, net of interest received by Vale rela ted to shareholder loans. 19 18 106 19 96 20 18 85 19 74 69 64

47 Value and optionality in Base Metals

48 Challenge Complete reality Nickel turnaround before EVs become a

49 Batteries for EVs will be a key nickel demand driver Using NCM 811 chemistry 43 kg over x 12 million  EVs Number of EVs, in million Mn Li Ni Co 13.8 Cu 43 kg 6 kg 5 kg 11 kg 60 kWh kt additional high-quality Ni 1.8 demand in 2025 2025E1 2018E 1 Includes Plug-in Hybrid Electric Vehicle (PHEV) and Battery Electric Vehicle (BEV). Source: Public announcements, media, Vale analysis.

50 Vale is supporting VNC based on the prospects for the EV revolution

51 Vale with reached an agreement Glencore to jointly explore Vale’s Victor orebody and Glencore’s Nickel Rim South

52 Competitiveness

53 Vale’s offers global nickel footprint unique future opportunities in the

54 Nickel turnaround is based on three key pillars Supply chain Operational excellence Digital transformation integration

55 Nickel turnaround Canadian operations PTVI VNC

56 Nickel turnaround – main focus in Sudbury  Flowsheet optimization Canadian operations PTVI VNC  Cost reduction program  Improve underground mine performance  Long Harbour ramp-up

57 Stabilizing and enhancing Canadian operations yield opportunities Revision of contracts US$ 80 million with suppliers Process optimization US$ 10 million Potential cost reduction 140 US$ million Matrix cost management US$ 20 million Centralized organizational structure US$ 10 million in 2019 Revision of maintenance US$ 20 million processes

58 Nickel turnaround  Truck and mine equipment renewal Canadian operations PTVI VNC  Debottlenecking of our furnaces  Fuel efficiency – coal conversion  US$ 80 million in savings in the medium term

59 Nickel turnaround Mine plan revision and new equipment Canadian operations PTVI VNC Debottlenecking study of the plant Ramp-up to 50 ktpy in the medium term

60 Future growth

61 The nickel industry will need to keep pace with demand. Time is running out. Annual supply growth needed, in kt of Ni per year 195 Annual supply growth needed, in kt of Ni per year 195 Forecast1 Forecast1 2011-16 2017-23 2024-30 2011-16 2017-23 2024-30 1 Source: Vale analysis built on Wood Mackenzie, CRU, public announcements, academic papers and conversations with downstream p roducers. 2 Source: Wood Mackenzie. Historical2 Requires a new Sudbury + Voisey’s Bay + PTVI every year 100 73 Historical2 Requires a new Sudbury + Voisey’s Bay + PTVI every year 100 73

62 Vale is able to reach 313 kt in the short term and produce as much as 400 kt in the medium term Nickel production, in kt 85-120 400 10 313 21 19 19 244 2019E North Atlantic PTVI Onça Puma VNC Short term Pomalaa + Bahodopi Medium term

63 Vale has potential to increase its copper production 800 Copper production, in kt 470 436 421 417 203L0oEng-term 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E potential 500

64

Vale has deep knowledge of the Carajás region, where it holds most of its copper projects

Medium term

- Salobo III, 30-40 kt
- Cristalino, ~80 kt
- Alemão, ~60-70 kt



Salobo
Paulo Afonso
Furnas
Polo
Alemão
Bacaba
118
Visconde
Sossego UG
Mata
Cristalino

Long term

- Paulo Afonso
- Polo
- Furnas
- Sossego UG
- Visconde
- Bacaba
- Mata
- 118

65 Opportunities in projects for the medium and long term Mini-mines Carajás 50-100 kt Cu Small deposits operated by third parties Located in Carajás Operation in the short-term Cu

66 Opportunities in projects for the medium and long term Mini-mines Carajás 30-40 ktpy of copper Salobo III Wheaton Precious Metals US$ 600-700 mi payment Net capex US$ 400-500 mi Start-up in 2022

67 Opportunities in projects for the medium and long term Mini-mines Carajás ~80 ktpy of copper Salobo III Maintain Sossego’s plant operating at full capacity Cristalino Start-up in 2023

68 Opportunities in projects for the medium and long term Mini-mines Carajás ~60-70 ktpy of copper Salobo III High gold by-product content in the concentrate Cristalino Alemão Start-up in 2024

69 Opportunities in projects for the medium and long term Mini-mines Carajás Best non-developed Salobo III project in Sudbury 30 ktpy 11 ktpy Alemão Cristalino Start-up in 2025 Victor Ni Cu

70 Opportunities in projects for the medium and long term Mini-mines Carajás Copper deposit Indonesia in Salobo III 250-300 ktpy 260 koz Alemão Cristalino Potential start-up in 2026 Victor Hu’u Au Cu

71 Rewards of the strategy

72 Ferrous Minerals projects and initiatives will further enhance portfolio differentiation US$ 240 mi US$ 70 mi US$ 340 mi US$ 60 mi US$ 35 mi US$ 2 bi 1 Considers US$ 160 million of avoided sustaining investment. Carajás Pellet feed Pellet feed Oman Malaysia Competitiveness 240 Mtpy Gelado Southeastern Δ EBITDA: Δ EBITDA: Δ EBITDA: Δ EBITDA: Δ EBITDA: Δ EBITDA: Capex: Net capex1: Capex: Capex: Capex: Δ margin: US$ 770 mi US$ 270 mi US$ 820 mi US$ 30 mi US$ 130 mi US$ 5/t Up to US$ 2.7 billion EBITDA by 2023 @ currentprices & premiums IRR 20% ~ 80%

73

Turnaround and EV revolution will be catalysts for growth in Base Metals

Turnaround

Ni growth volume	Ni cost reduction	Ni EV revolution price opportunity	Cu growth volume
Δ volume: 80 kt	Volume: 320 kt	Δ price: US$ 7,000/t	Δ volume: 80 kt
x	x	x	x
Current margin: US$ 6,400/t	Δ cost/t US$ 2,600/t	Volume: 320 kt	Current margin: US$ 3,900/t
=	=	=	=
Δ EBITDA: US$ 510 mi	Δ EBITDA: US$ 830 mi	Δ EBITDA: US$ 2.2 bi	Δ EBITDA: US$ 310 mi

US$ 3.9 billion EBITDA opportunity by 2023

VALE

74 We have other EBITDA and Cash Flow opportunities Gross debt Liability MBR Samarco ramp-up ramp-up pre-operating 8 Mt 20 Mt US$ 2 bi US$ 13 bi US$ 170 mi Current margin1: = Δ cost: US$ 180 mi US$ 360 mi Δ interest rate: Δ interest rate: in 2018 = = = US$ 120 mi US$ 840 mi US$ 55 mi US$ 65 mi 1 Considers 2018 metallurgical/coal mix/prices estimates. Moatize Moatize Zero higher volume cost reduction expenses reductionmanagement buyback cash outflow Δ volume: Volume: Δ gross debt: Gross debt: x x x x US$ 15/t US$ 42/t spent in 2018 2.6% 0.5% dividends paid spent in 2018 Δ EBITDA: Δ EBITDA: Δ fin. expenses: Δ fin. expenses: Up to US$ 1.8 billion Cash Flowby 2023

75 Altogether there is an extra US$ 7.7 billion EBITDA opportunity by 2023 US$ 7.7 billion US$ billion 1.1 Analysts' average Ferrous Minerals Base Metals Coal and others Potential EBITDA 2023 EBITDA 2018¹ 1 Source: Bloomberg as of November 27th, 2018. 24.4 16.7 2.7 3.9

76 Investments required are moderate Investment, in US$ billion Investment, in US$ billion 4.5 4.5 4.4 4.4 2018E 2019E Next years¹ 2018E 2019E Next years¹ Sustaining (includes replacement) Growth Sustaining (includes replacement) Growth 1 Average 2020-2023. 3.7 3.7 3.7 2.8 0.9 0.8 0.7 3.7 3.7 3.7 2.8 0.9 0.8 0.7

77 Robust Cash Flow can be generated in any scenario Flow1 Flow1 Free Cash accumulated 2019-21, in US$ bi Free Cash accumulated 2019-21, in US$ bi Nickel price (US$/t) Nickel price (US$/t) 1 Does not consider dividends, buybacks and bolt-on acquisitions. Considers US$ 1.3 bi of cash surplus in 2018 to be allocated in the following years to keep net debt level at US$ 10 bi target. Iron ore price (US$/t) Iron ore price (US$/t) 12,000 16,000 20,000 60 ~23 ~25 ~27 65 ~28 ~30 ~32 70 ~33 ~35 ~37 12,000 16,000 20,000 60 ~23 ~25 ~27 65 ~28 ~30 ~32 70 ~33 ~35 ~37

78 Vale will allocate capital in a disciplined way Annual average available cash, 2019-21 ~US$ 4 bi minimum remuneration US$ Excess cash will be allocated among extraordinary dividends, buybacks, bolt-on financial flexibility acquisitions and bi To be determined in February and July

79 Top 3 priorities for value creation Maximize flight to Transform Base Metals into a significant cash generator Capital discipline quality rewards in Iron Ore

[LOGO]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 04, 2018		Director of Investor Relations

83